March 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:       Christina Chalk, Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Re: CCUR Holdings, Inc.

PRER14C filed February 24, 2021

File No. 1-37706

Schedule 13E-3/A filed February 24, 2021

Filed by JDS1, LLC et al.

File No. 5-36889

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 26, 2021 (the “Comment Letter”) relating to the amended preliminary information statement on Schedule 14C filed on February 24, 2021 (the “PRE 14C”) by CCUR Holdings, Inc. (the “Company”) and the amended Schedule 13E-3 filed on February 24, 2021 (the “Schedule 13E-3”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Substantive Factors Favoring Fairness of the Reverse Stock Split, page 22

1.	We note that the price per share to be paid in the reverse stock split has been reduced from $3.06 per share to $2.86 per share. The filing persons have determined the reduced price to be fair, based in part on the decline in the Company’s stock price since January 26, 2021, when it announced a loss of approximately $14 million in escrow funds due to a theft by an employee at Wright Brothers where such funds were being held in escrow. However, on page 43 of the information statement, you state that you are pursuing insurance and legal actions against those parties responsible for the losses. Provide further details about the potential for recovery through insurance or by litigation, and note how the filing persons considered (or did not consider) the possibility of recovering the stolen funds in their fairness determination.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to provide further details about the potential for recovery through insurance or by litigation, and note how the filing persons considered (or did not consider) the possibility of recovering the stolen funds in their fairness determination.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097

Annex A – Opinion of Valuescope

2.	The report of Valuescope dated February 15, 2021 states that its fairness determination is based in part on discussions with management “regarding past and current performance and prospects for the Company.” Summarize any non-public forecasts or projections provided by management to Valuescope and used in its fairness analysis.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that ValueScope was not provided any non-public forecasts or information.

3.	See our last comment above. Include a summary of the material assumptions underlying any such forecasts or projections.

Response:

The Company respectfully acknowledges the Staff’s comment. As the Company did not provide any non-public forecasts or information, there are no material assumptions to disclose.

4.	See comment 1 above. Revise to note whether (and if so, how) Valuescope considered the possibility of recovery of the stolen funds in determining the fairness of the reduced per share price to be paid in the reverse stock split.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company advised ValueScope that its current estimate of a zero or very close to zero recovery of the stolen funds, which lead to the Company’s decision to write-off in full the value of those funds in its most recently quarterly financial statements.  Valuescope has revised their opinion to reflect this.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ IGOR VOLSHTEYN
Igor Volshteyn
President and Chief Operating Officer

Cc:  Gregory Sichenzia, Esq.

James M. Turner, Esq.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097